Exhibit 4.8

English Translation

Shares Sale and Purchase Agreement

Seller (Party A):	Wuxi Seamless Oil Pipes Co., Ltd.

Purchaser (Party B):	Mr. Zhou Liming,	ID No.: 130222196706090032

Other shareholders (Party C):	Mr. Wang Ren,	ID No.: 220303195505023435

	Mr. Ou Xiangli,	ID No.: 220302195812300635

WHEREAS Party A, as one of the shareholders of Chaoyang Seamless Oil Steel Casting Pipes Co., Ltd. (herein after referred to as "Chaoyang Company"), has made capital contribution to Chaoyang Company in an aggregate amount of RMB51 million which accounts for 51% stake of the total capital investment of Chaoyang Company. After joint consultation with respect to the sale of the entire capital contribution to Chaoyang Company by Party A to Party B, the parties hereby agree as follows:

1.

Party A shall sell to Party B, and Party B shall purchase from Party A, the capital contribution of Party A to Chaoyang Company, as of December 31, 2011 which shall be the cut-off pricing date for such sale and purchase, in an aggregate amount of RMB51 million for the consideration of RMB1. In determining the aforesaid consideration, the parties have taken into full consideration all the financial conditions and the ownership interest of Chaoyang Company as of the cut-off date and shall pay such consideration on the date of this Agreement.

2.

After the transfer of shares contemplated under this Agreement comes into effect, Party B may exercise the relevant rights and shall perform the relevant obligations of shareholder in proportion to the capital contribution made by Party A to Chaoyang Company.

3.

Party C agrees to waive its pre-emptive right and that Party A may sell and transfer its entire share interest in Chaoyang Company to Party B in accordance with the terms and conditions of this Agreement.

4.

A pledge has been created and now exists over the shares of Party A contemplated to be sold under this Agreement. Upon signing of this Agreement, Party A shall seek the pledgee of such pledge of shares for grant of consent without any delay.

5.

After this Agreement comes into effect, the parties shall cooperate to effect any and all the formalities in relation to this transfer of shares, including but not limited to amending the articles of association of Chaoyang Company, signing any other document when necessary, and filing with the relevant local counterpart of the State Administration for Industry and Commerce where Chaoyang Company is located.

6.

This Agreement shall not come into effect until after the date on which the pledgee agrees to release the aforesaid pledge over the shares of Party A.

7.

Any matter that has not been completely addressed under this Agreement shall be settled through consultation by the parties. Any supplemental agreement to this Agreement entered into by the parties shall have the same legal effect as this Agreement. This Agreement shall be executed in six counterparts. Party A, Party B and Chaoyang Company shall each hold one counterpart and Party C hold two (one for each shareholder). The remaining counterpart shall be prepared for the purpose of the filing of share transfer with the registration authority of Chaoyang Company.

Seller (company chop)	Purchaser (signature): /s/ Zhou Liming

Representative: /s/ Longhua Piao

(affixed with company chop)

Other shareholders (signatures): /s/ Wang Ren, /s/ Ou Xiangli

Date: January 17, 2012